Exhibit 99.1

Itaú Unibanco Holding S.A.2019 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Head of Investor Relations is Mr. AlexsandroBroedel. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717 ,and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	08/24/2020

Historical resubmission Version Reasons for resubmission Date of update V2 Update in itens 12.5/6, 12.7/8 and 12.12 07/10/2020 V3 Update in itens 11.1 and 11.2 08/03/2020 V4 Update in itens 12.5/6, 12.7/8 and 12.12 08/18/2020 V5 Update in itens 12.7/8 and 12.12 08/24/2020

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Antonio Carlos Barbosa de Oliveira 528.154.718-68 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Engineer 06/13/1951	04/30/2020 08/07/2020	Annual 3	94.74%
Antonio Francisco de Lima Neto 231.877.943-00 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Economist 06/13/1965	04/30/2020 08/07/2020	Annual 6	100.00%
Diego Fresco Gutierrez 214.970.328-90 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 01/24/1970	04/30/2020 08/19/2020	Annual 8	100.00%
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee	Audit Committee	Chairman of the Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Economist 12/19/1952	04/30/20209 08/07/2020	Annual 4	97.37%
Otavio Yazbek 163.749.928-06 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Lawyer 07/08/1972	04/30/2020 08/07/2020	Annual 1	0.00%
Luciana Dias 251.151.348-02 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Lawyer 01/13/1976	04/30/2020 08/07/2020	Annual 1	0.00%
Rogério Paulo Calderón Peres 035.248.608-26 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Business Administrator 02/02/1962	04/30/2020 08/07/2020	Annual 5	100.00%

Gustavo Jorge Laboissière Loyola Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 75.00% 101.942.071-53 12/19/1952 5 Member of the Board of Directors 04/30/2020 Chairman of the Audit Committee Member of the Related Parties Committee Geraldo José Carbone Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 75.00% 952.589.818-00 08/02/1956 04/30/2020 3 Not applicable. Pedro Luiz Bodin de Moraes Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 100.00% 548.346.867-87 07/13/1956 11 Member of the Board of Directors 04/30/2020 Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles Compensation Committee Committee member (effective) Banker 04/30/2020 Annual 100.00% 551.222.567-72 10/20/1959 11 Co-chairman of the Board of 04/30/2020 Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Roberto Egydio Setubal Compensation Committee Chairman of the Committee Engineer 04/30/2020 Annual    100.00% 007.738.228-52 4 10/13/1954 04/30/2020 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee Alexsandro Broedel Other committees Chairman of the Committee Accountant 04/30/2020 Annual 100.00% 031.212.717-09 Disclosure and Trding 10/05/1974 04/30/2020 7 Executive Officer Committee Investor Relations Officer Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 100.00% 014.414.218-07 Nomination and (effective) Administrator 04/30/2020 12 Member of the Board of Directors Corporate Governance 09/01/1958 Member of the Personnel Committee Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees Type of audit birth investiture consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 12 Member of the Board of Directors Committee 09/01/1958 04/30/2020 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/30/2020 6 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/30/2020 Annual 100.00% 014.414.218-07 Social Responsibility Administrator 3 Member of the Board of Directors Committee 09/01/1958 04/30/2020 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Officer	Other committees Disclosure and Trading Committee	Committee member (effective)	Lawyer 03/28/1977	04/30/2020 04/30/2020	Annual 6	50.00%
Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Pedagogic Professional 10/25/1973	04/30/2020 04/30/2020	Annual 3	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/30/2020 04/30/2020	Annual 3	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee	Other Committees Social Responsiblity Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/30/2020 04/30/2020	Annual 3	100.00%
Candido Botelho Bracher 039.690.188-38 Chief Executive Officer	Other Committees Social Responsibility Committee	Committee member (effective)	Business Administrator 12/05/1958	04/30/2020 04/30/2020	Annual 3	100.00%

Carlos Henrique Donegá Aidar Other committees Committee member Economist 04/30/2020 Annual 100.00% 076.630.558-96 Disclosure and Trading (effective) 10/19/1965 6 Committee 04/30/2020 Not applicable. Eduardo Queiroz Tracanella Other committees Committee member Publicist 04/30/2020 Annual 100.00% 272.985.178-05 Disclosure and (effective) 10/01/1974 2 04/30/2020 Not applicable. Trading Committee Claudia Politanski Social Responsibility Committee member Lawyer 04/30/2020 Annual 100.00% 132.874.158-32 Committee (effective) 08/31/1970 04/30/2020 3 Director Vice-President Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% 771.733.258-20 Personnel Committee (effective) Administrator 04/30/2020 6 Membe of the Board of Directors 10/03/1954 Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer    Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% (effective) Administrator 04/30/2020 6 771.733.258-20 Nomination and 10/03/1954 Member of the Board of Corporate Directors Governance Member of the Strategy Committee Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 66.67% (effective) Administrator 04/30/2020 6 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Chairman of the Committee Business 04/30/2020 Annual 100.00% 771.733.258-20 Related Parties Administrator 04/30/2020 4 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee

Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/30/2020 3 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Gustavo Jorge Laboissière Other committees Committee member Economist 04/30/2020 Annual 100.00% Loyola (effective) 12/19/1952 04/30/2020 8 101.942.071-53 Related Parties Committee Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee João Moreira Salles Other committees Committee member Economist 04/30/2020 Annual 100.00% 295.520.008-58 Strategy Committee (effective) 04/11/1981 04/30/2020 4 Member of the Board of Directors José Galló Other committees Committee member Business 04/30/2020 Annual 100.00% 032.767.670-15 Personnel Committee (effective) Administrator                04/30/2020 5 Member of the Board of Directors 09/11/1951 Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/30/2020 Annual 100.00% (effective) 05/06/1956 04/30/2020 4 700.536.698-00 Nomination and Member of the Board of Directors Corporate Member of the Capital and Risk Governance Management Committee Committee Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/30/2020 Annual 81.82% (effective) 05/06/1956 04/30/2020 3 700.536.698-00 Capital and Risk Member of the Board of Directors Management Committee Member of the Nomination and Corporate Governance Committee

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Milton Maluhy Filho 252.026.488-80 Vice-President Director	Other committees Disclosure and Trading Committee	Committee member (effective)	Business Administrator 06/08/1976	04/30/2020 04/30/2020	Annual 2	75.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee	Other committees Capital and Risk Management Committee	Chairman of the Committee	Economist 07/13/1956	04/30/2020 04/30/2020	Annual 12	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee	Other committees Related Parties Committee	Committee member (effective)	Economist 07/13/1956	04/30/2020 04/30/2020	Annual 8	100.00%

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date Date of investiture Number of committees Type of audit of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/30/2020 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/30/2020 12 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/30/2020 Annual 100.00% 551.222.567-72 Nomination and 10/20/1959 04/30/2020 12 Co-chairman of the Board of Directors Corporate Chairman of the Strategy Committee Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/30/2020 Annual 100.00% Committee 10/20/1959 04/30/2020 12 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee    Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee

Pedro Moreira Salles Other committees Committee member Banker 04/30/2020 Annual 66.67% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/30/2020 3 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Renato Lulia Jacob Other committees Committee member Engineer 04/30/2020 Annual 100.00% 118.058.578-00 Disclosure and Trading (effective) 05/10/1974 04/30/2020 2 Not applicable Committee Ricardo Villela Marino Other committees Committee member Engineer 04/30/2020 Annual 100.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/30/2020 11 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/30/2020 Annual 100.00% (effective) 10/13/1954 04/30/2020 12 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal    Other committees Committee member    Engineer 04/30/2020                Annual 90.91% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/30/2020 12 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee

12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira — 528.154.718-68 Antonio Carlos Barbosa de Oliveira (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2018. He has held several positions at the Itaú Unibanco Group since 1981, including Vice President (2003 to 2010) and CEO at Itau Argentina (1995 to 2001). He was a Member of the Board of Directors (1994 to 2018) and Executive Officer (2001 to 2018) at Instituto Itaú Cultural. He has been a Member of the Board of the Instituto Fernand Braudel de Economia Mundial since 2016 and was Vice Chairman of the Board of Fundo Patrimonial Amigos da Poli in 2012; Officer at Visa Argentina (1997 to 2001); Officer at Associacion de Bancos de la Argentina (ABA) (1994 to 2001) and Member of the Steering Committee of the Instituto de Estudos Avançados, Universidade de São Paulo (USP) since 1994. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; Master of Science degree in Management from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S., and a Master of Astronomy degree from James Cook University, Queensland, Australia. Antonio Francisco de Lima Neto - 231.877.943-00 Antonio Francisco de Lima Neto (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2015 and a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2018. He was President of Banco Fibra S.A. (2009 to 2013) and held several positions at Banco do Brasil S.A., including President (2006 to 2009); Vice President of Retail and Distribution (2005 to 2006); Vice President of International Business and Wholesale (2004 to 2005); Commercial Officer (2001 to 2004); Executive Superintendent of the Commercial Board (2000 to 2001); Tocantins State Superintendent (1999 to 2000) and Regional Superintendent of Belo Horizonte (1997 to 1999). Mr. Lima Neto served as a Member of the Board of Directors (2007 to 2009) of Brasilprev Seguros e Previdência S.A.; a Member of the Board of Directors (2006 to 2009) of the Federação Brasileira de Bancos (Febraban); a Member of the Board of Directors (2004 to 2005) of BB Securities Limited; a Member of the Board of Directors (2003 to 2005) of Brasilsaúde Companhia de Seguros; a Member of the Board of Directors (2001 to 2009) of Companhia de Seguros Aliança do Brasil and a Member of the Board of Directors (2000 to 2007) of BB Previdência – Fundo de Pensão do Banco do Brasil. He holds a Bachelor’s degree in Economics from the Universidade Federal de Pernambuco, Recife, Pernambuco, Brazil and a Master’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He attended a Course for Board Members at the Instituto Brasileiro de Governança Corporativa (IBGC), a postgraduate degree, Lato Sensu, in Marketing from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and holds an MBA in Training for Executives from the Fundação Dom Cabral, São Paulo, Brazil. Diego Fresco Gutierrez - 214.970.328-90 Diego Fresco Gutierrez (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2014. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2016 and an Alternate Member of the Board of Directors of Itaú CorpBanca (Chile) since 2018, as well as a member of the Audit Committee of Itaú Corpbanca (Colombia) since 2018. He is also a member of the Audit Committee of Votorantim Cimentos S.A. since 2013 and an Independent Advisor in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in compliance with internal and external audit issues. Mr. Gutierrez was the partner in charge of accounting advisory and regulatory requirements for the issue of securities abroad at PricewaterhouseCoopers (1990 to 2013) (Brazil, Uruguay, and the United States) and also worked in the audit of financial statements. He holds a Bachelor’s degree in Accounting from Universidad de la República Oriental del Uruguay, Montevideo, Uruguay, he has been a Certified Public Accountant in the United States for the State of Virginia since 2002 and he is also a Public Accountant registered in the Conselho Regional de Contabilidade do Estado de São Paulo. He has also attended the Course for Members of Boards of Directors from the Instituto Brasileiro de Governança Corporativa (IBGC).

Otavio Yazbek—163.749.928-06 Otavio Yazbek (Independent Member) has been an Member of the Audit Committee at the Itaú Unibanco Group since 2020. He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets. Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney’s Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015. He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006). He holds a Bachelors’ degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2006 and Chairman of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Luciana Pires Dias—251.151.348-02 Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getúlio Vargas (FGV) since 2008. She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020. She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006). She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Rogério Paulo Calderón Peres - 035.248.608-26 Rogério Paulo Calderón Peres (Independent Member) has been a member of the Audit Committee at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2007 to 2009) and Officer (2009 to 2014). He is also a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão, and a Member of the Boards of Directors of Alupar S.A. and Via Varejo S.A. He was also a Member of the Board of Directors at Qualicorp S.A. (2018 to 2020) and of Tecnisa S.A. (2013 to 204), and served as the CFO for Latin America, a Member of the Executive Committee for Latin America, and a Member of the Global Financial Management Council at the HSBC Group (2014 to 2016). Mr. Peres was an Executive Vice President (2003 to 2006) at the Bunge Group – Bunge Brasil S.A.; a Member of the Boards of Directors of Fosfertil, Ultrafertil and Fertifos; and also a Member of the Audit Committees of Bunge Foundation, Bungeprev and Fosfertil. He also an Active Partner in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products (1981 to 2003) at PricewaterhouseCoopers. He holds Bachelor’s degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and in Accounting from Fundação Paulo Eiró, São Paulo, Brazil. He also holds postgraduate degrees and attended special professional courses in E-Business Education Series from the University of Virginia Darden School of Business , Charlottesville, Virginia, U.S. Mr. Peres also has an Executive MBA from the University of Western Ontario, Canada; Case Studies in consumer and retail companies from the Center for Executive Development Faculty of Princeton University, New Jersey, U.S.; Business Strategy and Organization, Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and the Continuing Education Course Making Corporate Boards More Effective at Harvard Business School, Boston, U.S. Geraldo José Carbone - 952.589.818-00 Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil.

Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S. Pedro Moreira Salles — 551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (Fenaban) and of the Federação Brasileira de Bancos (Febraban) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (Febraban) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Alexsandro Broedel - 031.212.717-09 Alexsandro Broedel has been a partner in the Partners Program since 2017, the Group Executive Finance Director since 2015 and since 2017 he has concurrently held the position of Head of Investor Relations at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Álvaro Felipe Rizzi Rodrigues — 166.644.028-07 Álvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Institutional Legal (M&A (Mergers and Acquisitions), Antitrust, Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property), as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itaú Unibanco Group in 2005 as a Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate and Contracts Law departments (1998 to 2005) at Tozzini Freire Advogados. He has a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He also attended a Specialization course in Corporate Law at the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and holds a Master of Laws (LL.M.) from Columbia University Law School, New York, U.S. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher has been a partner in the Partners Program since 2010 and the CEO of Itaú Unibanco Group since 2017. He has held several positions at Itaú Unibanco Group, including Wholesale Banking Senior Vice Presidente (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Carlos Henrique Donegá Aidar - 076.630.558-96 Carlos Henrique Donegá Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Claudia Politanski - 132.874.158-32 Claudia Politanski has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2013. She currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003. Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and a member of the Board of Directors of Hospital Israelita Albert Einstein since 2016. She holds a Bachelor’s Degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and holds a Master of Laws (LL.M.) from the University of Virginia, Virginia, U.S. and an MBA from the Fundação Dom Cabral, São Paulo, Brazil. Eduardo Queiroz Tracanella—272.985.178-05 Eduardo Queiroz Tracanella has been an Officer since 2018 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019. He joined the Itaú Unibanco Group in 2003. He has held several positions at the Itaú Unibanco Group, including Electronic Channel Marketing Manager (2003 to 2005); Advertising and Promotions Manager (2005 to 2007); Retail Marketing Superintendent (2007 to 2009); Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018). He holds a Bachelor’s degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Minas Gerais, Brazil.

Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. João Moreira Salles - 295.520.008-58 João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. José Galló - 032.767.670-15 José Galló (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2016. He is currently the Chairman of the Board of Directors at Lojas Renner and has been a Member of the Board of Directors since 1998, having been the Chairman of this Board between 1999 and 2005. He is currently the Chairman of the Strategic Committee and a Member of the Sustainability Committee. He was Superintendent at Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. Mr. Galló has over 30 years of experience in the retail segment, having been a Member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a Member of the Board of Directors of Ultrapar Participações S.A. since 2019, and was a Member of the Board of Directors of Localiza Rent a Car S.A. (2010 to 2020), having been elected Vice Chairman of this Board (2019 to 2020) and of the Board of Directors of SLC Agrícola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which related to Lojas Renner S.A. He was also a Member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019). Mr. Galló is currently Ambassador of Endeavor Brazil in Rio Grande do Sul, Vice Chairman of the Decision-Making Council of Instituto Caldeira, an innovation ecosystem in Porto Alegre, and has been an Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Milton Maluhy Filho—252.026.488-80 Milton Maluhy has been a partner in the Partners Program since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions at the Itaú Unibanco Group, including CEO of Itaú CorpBanca (Chile) (2016 to 2018) ) in charge for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Renato Lulia Jacob - 118.058.578-00 Renato Lulia Jacob has been a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including CEO and Member of the Board of Directors at Itau BBA International plc (London, United Kingdom) (2016 to 2020), a Member of the Boards of Directors of Itau International (Miami, U.S.) and Itau Suisse (Zurich, Switzerland) (2016 to 2020). He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and also Managing Director, Head of CIB Northern Europe (2011 to 2015). He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S.

Type of Conviction Description of the conviction Antonio Carlos Barbosa de Oliveira — 528.154.718-68 N/A Antonio Francisco de Lima Neto — 231.877.943-00 N/A Diego Fresco Gutierrez — 214.970.328-90 N/A Otavio Yazbek — 163.749.928-06 N/A Gustavo Jorge Laboissière Loyola — 101.942.071-53 Gustavo Jorge Laboissière Loyola — 101.942.071-53 Gustavo Jorge Laboissière Loyola — 101.942.071-53 N/A Luciana Dias — 251.151.348-02 N/A Rogério Paulo Calderón Peres — 035.248.608-26 N/A Geraldo José Carbone — 952.589.818-00 N/A Pedro Luiz Bodin de Moraes — 548.346.867-87 Pedro Luiz Bodin de Moraes — 548.346.867-87 Pedro Luiz Bodin de Moraes — 548.346.867-87 N/A Pedro Moreira Salles — 551.222.567-72 Pedro Moreira Salles — 551.222.567-72 Pedro Moreira Salles — 551.222.567-72 Pedro Moreira Salles — 551.222.567-72 Pedro Moreira Salles — 551.222.567-72 N/A Roberto Egydio Setubal — 007.738.228-52 Roberto Egydio Setubal — 007.738.228-52 Roberto Egydio Setubal — 007.738.228-52 N/A Alexsandro Broedel — 031.212.717-09 N/A Alfredo Egydio Setubal — 014.414.218-07 Alfredo Egydio Setubal — 014.414.218-07 Alfredo Egydio Setubal — 014.414.218-07

Alfredo Egydio Setubal — 014.414.218-07 N/A Álvaro Felipe Rizzi Rodrigues — 166.644.028-07 N/A Ana Lúcia de Mattos Barretto Villela — 066.530.828-06 Ana Lúcia de Mattos Barretto Villela — 066.530.828-06 Ana Lúcia de Mattos Barretto Villela — 066.530.828-06 N/A Candido Botelho Bracher — 039.690.188-38 N/A Carlos Henrique Donegá Aidar — 076.630.558-96 N/A Claudia Politanski — 132.874.158-32 N/A Eduardo Queiroz Tracanella — 272.985.178-05 N/A Fábio Colletti Barbosa — 771.733.258-20 Fábio Colletti Barbosa — 771.733.258-20 Fábio Colletti Barbosa — 771.733.258-20 Fábio Colletti Barbosa — 771.733.258-20 Fábio Colletti Barbosa — 771.733.258-20 N/A João Moreira Salles — 295.520.008-58 N/A José Galló — 032.767.670-15 N/A Marco Ambrogio Crespi Bonomi — 700.536.698-00 Marco Ambrogio Crespi Bonomi — 700.536.698-00 N/A Milton Maluhy Filho — 252.026.488-80 N/A Renato Lulia Jacob — 118.058.578-00 N/A Ricardo Villela Marino — 252.398.288-90 N/A

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8 A—Total Number of Meetings Held by Body: Body Meetings Board of Directors (1) 12 Fiscal Council (1) 3 Audit Committee (1) 38 Disclosure and Trading Committee (2) 4 Strategy Committee (3) 3 Capital and Risk Management Committee (3) 11 Nomination and Corporate Governance Committee (3) 2 Related Parties Committee (3) 7 Personnel Committee (3) 3 Compensation Committee (3) 4 Social Responsibility Committee (3) 3 (1) from June 11, 2019 to February 10, 2020 (2) from April 15, 2019 to January 27, 2020 (3) from April 25, 2019 to February 10, 2020 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2)For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C—Meeting Attendance Percentage: For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council and Audit Committee, the meetings heldfrom the moment members took office on June 11, 2019 until February 10, 2020 were considered; b) for the members of the other committees, meetings which have taken place from the moment the members took office on April 25, 2019 until February 10, 2020. c) of the members of the Disclosure and Trading Committee, meetings which have taken place from the moment the members took office on April 15, 2019 until January 27, 2020. d) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas- Net system is disabled. D—Independence Criterion for Members of the Audit Committee: All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Type of Audit Committee It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99. F – Politically Exposed Persons We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2019. G – Additional Information Below we present the hierarchy flowchart of said Bodies:

12.5/6 – Composition and professional experience of the board of directors and fiscal council

With respect to each member, see below information about item 12.5 "m":

I – main professional experience for the past five years, indicating:
- Company's name and activity sector.
- Position and roles inherent in the position.
- Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.

II - All management positions they hold in other companies or third sector organizations.

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
Associacion de Bancos de la Argentina (ABA)	Non-profit civil association			x
Associação Brasileira da Indústria de Tubos e Acessórios de Metal (ABITAM – Brazilian Metal Tubes and Accessories Industry Association)	Non-profit civil association			x
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Cabo Frio Airport	Airport			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Almar Participações S.A.	Holding company of non-financial institutions			x
Alpargatas S.A.	Holding			x
Alupar S.A.	Holding			x
Apolo Tubulars S.A.	Production of steel pipes for the oil and gas industry			x
Asco Participações do Brasil	Port and logistics support to oil exploration and production			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Associação Nacional dos Bancos de Investimento (ANBID - National Association of Investment Banks)	Non-profit civil association			x
Banco Carrefour S.A.	Multiple-service banking, with commercial portfolio			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Fibra S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x

Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service banking, with commercial portfolio	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
Bankers Trust Co.	Multiple-service banking, with commercial portfolio			x
BB Previdência – Fundo de Pensão Banco do Brasil	Private pension			x
BB Securities Limited	Holding company			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Brasco Logística Offshore	Port and logistics support to oil exploration and production			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brasilprev Seguros e Previdência S.A.	Supplementary pension			x
Brasilsaúde Companhia de Seguros	Insurance and pension plan			x
BSM Engenharia S.A.	Company dedicated to load hoist and handling services, as well as port activities and logistics			x
Bunge y Born	Food industry			x
Bungeprev	Multi-sponsored supplementary pension plan entity			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
CERC Serviços de Desenvolvimento de Sistemas para Recebíveis Ltda.	Data Processing, Application Service Providers and Internet Hosting Services			x
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Metalurgia e Mineração (CBMM)	Metallurgy and technology			x
Companhia de Seguros Aliança do Brasil	Insurance company			x
Companhia Paranaense de Gás (COMPAGÁS)	Natural gas distributor			x
Conectas	Non-governmental organization			x
Conectcar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
International Monetary Conference	International Organization			x
Conselho de Recursos do Sistema Financeiro Nacional (CRSFN - National Financial System Resource Council)	Collegiate Body			x
Corhen Serviços Ltda.	Combined office and administrative support services			x
Debevoise & Plimpton	Attorney services			x
Deutsche Bank Securities	Investment Bank			x
Dromegon Participações Ltda.	Holding company of non-financial institutions			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x

Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Endeavor Brasil	Non-profit organization			x
Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Escola de Direito da Fundação Getúlio Vargas (FGV - School of Low of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Fellow Ashoka	Non-profit organization			x
Fertifos	Holding company of non-financial institutions			x
Financeira Itaú CBD Crédito, Financiamento e Investimento	Credit, Financing and Investment Society			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fosfertil	Ore extraction			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Bunge Foundation	Activities of associations for protection of social rights			x
Fundação Itaú para Educação e Cultura (Itaú Foundation for Education and Culture)	Association activities			x
UN Foundation (USA)	International Organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC - Credit Guarantee Fund)	Non-profit civil association			x
Fundo Patrimonial Amigos da Poli (Endowment Friend of Poli)	Association activities			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grupo Bunge – Bunge Brasil S.A.	Agribusiness and food			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
Hospital Israelita Albert Einstein	Hospital care, first-aid and emergency care unit activities			x
Icatu Holding S.A.	Holding company			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto de Ensino e Pesquisa (INSPER - Teaching and Research Institute)	Educational institution			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto Caldeira	Non-governmental organization			x

Instituto de Arte Contemporânea	Non-governmental organization			x
Instituto de Estudos Avançados Universidade de São Paulo (USP - Institute of Advanced Studies of the University of São Paulo)	Education support activities, other than public school financial management			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Fernand Braudel de Economia Mundial	Non-profit organization			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lojas Renner	Association activity			x
Instituto Unibanco	Other ancillary activities	x		
Instituto para Desenvolvimento do Varejo (IDV – Brazilian Retail Development Institute)	Other professional association activities			x
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú CorpBanca (Colombia)	Commercial Bank	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
L. Dias Advogados	Law firm			x
Localiza Rent a Car S.A.	Car rental			x
Lojas Renner S.A.	Chain of apparel department stores			x
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Credit, Financing and Investment Society	x		
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
McKinsey & Company	Business consulting			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Grupo Natura	Wholesale business of cosmetics and beauty products			x
Odebrecht S.A.	Construction			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Porto Seguro S.A.	Holding company			x
Porto do Forno RJ	Port and maritime support activities			x
Praxair Distribution, Inc.	Production and distribution of industrial and medical gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada			x
Praxair, Inc.	Production and distribution of industrial gases and cylinders			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Qualicorp S.A.	Brokers and insurance agents for private pension and health insurance plans			x
Realize Crédito, Financiamento e Investimento S.A.	Credit, financing and financial investment services			x

Realize Participações S.A.	Other special partnerships, except for holding companies			x
Renner Administradora de Cartões de Crédito Ltda.	Credit card operator, exclusively for customers of Lojas Renner S.A.			x
Rumos Consultoria Empresarial Ltda.	Advisory in business management, except for specific technical advisory services			x
Sercomtel S.A. - Telecomunicações.	Telecommunications			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
SLC Agrícola S.A.	Agricultural commodities			x
Tecnisa S.A.	Real estate business			x
Tecnologia Bancária S.A.	ATMs	x		
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tozzini Freire Advogados	Law firm			x
Ultrafértil	Terminal operations			x
Ultrapar Participações S.A.	Fuel distribution			x
Vale S.A.	Mining Company			x
Valens Brasil Ltda. ME	Consultancy			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
Via Varejo S.A.	Retail sales			x
Visa Argentina	Credit card operator			x
Votorantim Cimentos S.A.	Cement production			x
White Martins Gases Industriais S.A.	Production and distribution of industrial and medical gases			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Law firm			x

12.12. OTHER SIGNIFICANT INFORMATION OF ITEM 12.12

a) Regarding meetings held in the past three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum
2020	Annual	04.28.2020 – 11:00 a.m.	Over 90% of common shares and 31.75% of preferred shares
2019	Annual	04.24.2019 – 11:00 a.m.	Over 90% of common shares and 29.08% of preferred shares
2018	Annual and Extraordinary	04.25.2018 – 11:00 a.m.	Over 90% of common shares and 28.28% of preferred shares
2018	Extraordinary	07.27.2018 – 15:00 p.m.	Over 90% of common shares
2017	Annual and Extraordinary	04.19.2017 – 3:00 p.m.	Over 90% of common shares and 22% of preferred shares

Audit Committee The Audit Committee has autonomy to establish and contract training activities. In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members. Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (COAF), among others. Over 2018, training sessions were provided to members of the Audit Committee on Cloud Computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations. In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti-money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management. In 2017, 2018, and 2019, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics. c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities set up in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Over 2017, 2018, and 2019, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments. Additionally, the Audit Committee held bi-monthly meetings to monitor operations of Itaú CorpBanca in Chile and its branches Also in 2017, 2018, and 2019, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).    At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco’s consolidated financial statements as of the year ended December of each year or other topics of the Fiscal Council interest. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council attends the meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year).    Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).    Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis.    The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.    Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as:    • Management Report, Form 20-F, Reference Form, and Integrated Report; • Changing and creating new policies; • Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations; • Share bonus and share splits; • Analyzing the trading of the parties adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance

d) In 2019, we developed the following training activities: Training Audience Frequency Adherence Proposal for 2020 Ethics e-learning Up to executive Continues with the Biennial 97.59% course officers biennial cycle Anti-corruption e- Up to executive Continues with the Biennial 96.94% learning course officers biennial cycle Up to superintendents of Continues in 2020 (with Anti-corruption in-the departments Biennial 67.82% new biennial training person course most sensitive to cycle) corruption risk Continues in 2020 for Ethics in workplace Managers and Specific dates 94.74% new managers and workshop coordinators coordinators Unified statement Up to Board of comprising Codes of Annual 97.75% Adherence to the Directors Conduct and corporate Code of Ethics (#) integrity policies Managerial level Those unable to attend Risk Culture (with or without Specific dates 98% in person will thus Program management) attend the course online.    89% up to Continues in 2020 until Risk Culture Coordination level Annual February we reach 100% of Program up to trainee 19 audience Anti-Money Laundering and Up to executive Continues with the Counter Terrorist Biennial 96% officers biennial cycle Financing e-learning course In-person illicit acts prevention lecture (AML and Board of Directors Biennial 100% New lecture on the topic corruption prevention)

e) In 2019, the Internal Ombudsman’s Office received 2,344 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c